UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: July 31, 2021
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I-REGISTRANT INFORMATION

Zedge, Inc.

Full name of Registrant

N/A

Former name if Applicable

1178 Broadway, 3rd Floor #1450

Address of Principal Executive Office (Street and number)

New York, NY 10001

City, State and Zip Code

PART II-RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, FORM N-CEN or Form N- CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Zedge, Inc. (the “Company”) is not filing with the Securities and Exchange Commission by the prescribed due date its Form 10-K for the fiscal year ended July 31, 2021 (the “Form 10-K”). While there can be no assurances, the Company expects to file with the Securities and Exchange Commission the Form 10-K on or before the 15- calendar-day extension provided by Rule 12b-25.

The principal reason for the delay is that the Company is currently finalizing its financial statements for inclusion in the Form 10-K, but has experienced delays in completing the financial statements. The Company is working with its independent registered public accounting firm to finalize the timing of a partial release (in the amount expected to be approximately $0.5 million (or $0.03 per share)) of the valuation allowance on the Company’s deferred tax asset as of July 31, 2021; specifically, as to whether the partial release should be made in the fourth quarter of fiscal 2021 or should have been made in the prior fiscal quarter. If the timing of the partial release is determined to be the third quarter of fiscal 2021 as has been recommended by the Company’s independent registered public accounting firm, the Company will need to restate its financial results for such third quarter to reflect such partial release and this would likely result in the determination of the existence of a material weakness of the Company’s internal controls over financial reporting related thereto.

Forward-Looking Statements

This filing contains a number of forward-looking statements. Words such as “expect,” “will,” “working,” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our beliefs and expectations relating to the filing of the Form 10-K and the results of the ongoing review. These forward-looking statements are not guarantees of future results and are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond our control. Important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, a material delay in the Company’s financial reporting, including the possibility that the Company will not be able to file its Form 10-K within the fifteen-day extension permitted by the rules of the U.S. Securities and Exchange Commission. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Yi Tsai	(203)	341-8800
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects that the financial statements included in its Form 10-K for the fiscal year ended July 31, 2021 will include a partial release (in the amount expected to be approximately $0.5 million (or $0.03 per share)) of the valuation allowance on the Company’s deferred tax asset as of July 31, 2021 in the third quarter or the fourth quarter of fiscal 2021. If the timing of the partial release is determined to be in the third quarter of fiscal 2021, as has been recommended by the Company’s independent registered public accounting firm, the Company will need to restate its financial results for such third quarter to reflect such partial release, and the Company’s Quarterly Report on Form 10-Q for the third quarter of fiscal 2021, filed with the Securities and Exchange Commission on June 14, 2021, will likely need to be amended to include such restated financial statements.

Zedge, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 29, 2021	By:	/s/ Yi Tsai
Yi Tsai
Chief Financial Officer

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